Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended
	March 31,	March 31,
	2018	2017
	$	$
Available earnings:
Earnings before income taxes	65	25
Add fixed charges:
Interest expense incurred	16	17
Amortization of debt expense and discount	—	—
Interest portion of rental expense (1)	2	2
Total earnings as defined	83	44
Fixed charges:
Interest expense incurred	16	17
Amortization of debt expense and discount	—	—
Interest portion of rental expense (1)	2	2
Total fixed charges	18	19
Ratio of earnings to fixed charges	4.6	2.3

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).